[redacted]

09057020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-52180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hancock Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Marshall Avenue
(No. and Street)

St. Louis	MO	63119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don Hancock (314) 997-3191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William E. Kruse LLC
(Name – *if individual, state last, first, middle name*)

12412 Powerscourt Drive	St. Louis	MO	63131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Hancock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Securities Group, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Dorothy Hawkins

Notary Public

DOROTHY HAWKINS
Notary Public - Notary Seal
Comm. Number 05774173
STATE OF MISSOURI
St. Louis County
My Commission Expires: Sep. 26, 2009

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition. and Changes in Member's Equity.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANCOCK SECURITIES GROUP, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

FINANCIAL STATEMENTS WITH ACCOMPANYING INFORMATION

YEAR ENDED DECEMBER 31, 2008

AND

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

HANCOCK SECURITIES GROUP, LLC

FINANCIAL STATEMENTS WITH ACCOMPANYING INFORMATION

Year Ended December 31, 2008

TABLE OF CONTENTS

William E. Kruse LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Public Accountants

Member
Hancock Securities Group, LLC
St. Louis, Missouri

We have audited the statement of financial condition of Hancock Securities Group, LLC, a wholly-owned subsidiary of Manchester Holdings, LLC, as of December 31, 2008, and the related statements of income and changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Hancock Securities Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

William E. Kruse LLC
Certified Public Accountants

St. Louis, Missouri
February 5, 2009

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2008

ASSETS

Cash and cash equivalents	$279,608
Cash and securities segregated under clearing organization regulations	75,000
Receivable from clearing organization	38,646
Receivable from affiliated companies	29,992
Prepaid expenses and other assets	18,910
Securities owned:	
Marketable, at estimated fair market value	40,673
Property and equipment, net of accumulated depreciation of $23,320	2,989
Total assets	$485,818

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Commissions payable to brokers	$ 49,234
Accounts payable and accrued expenses	62,781
Total liabilities	112,015
Subordinated borrowings	250,000
Member's equity	123,803
Total liabilities and member's equity	$485,818

The accompanying notes are an integral part of these financial statements

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2008

Revenues:	
Commissions	$ 1,341,920
Securities trading losses, net	(5,155)
Interest and dividends	9,130
Other income	3,671
Total revenues	1,349,566
Expenses:	
Employee compensation and benefits	195,738
Brokers commissions and clearing fees	665,683
Communications expense	33,641
Occupancy and equipment expense	18,643
Management fees	211,302
Interest expense	20,274
Other operating expenses	193,825
Total expenses	1,339,106
Net income	$ 10,460
Member's equity, beginning of year	243,443
Distributions to member, net of contributions	(130,100)
Member's equity, end of year	$ 123,803

The accompanying notes are an integral part of these financial statements

HANCOCK SECURITIES GROUP, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For The Year Ended December 31, 2008

Subordinated borrowings at January 1, 2008	$	250,000
Issuance of subordinated notes		-
Payments of subordinated notes		-
Subordinated borrowings at December 31, 2008	$	250,000

The accompanying notes are an integral part of these financial statements

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 10,460
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,144
Changes in operating assets:	
Receivable from clearing organization	37,097
Receivable from affiliated companies	41,545
Receivable from sales of mutual funds and annuities	2,087
Prepaid expenses and other assets	(2,500)
Securities owned, net	(8,199)
Changes in operating liabilities:	
Payable to broker-dealers and clearing organizations	(28,172)
Accounts payable and accrued expenses	21,492
Total cash provided by operating activities	76,954
Cash flows used for investing activities:	
Purchases of property and equipment	(3,399)
Cash flows used for financing activities:	
Distributions to member, net of contributions	(130,100)
Increase in cash and cash equivalents	(56,545)
Cash and cash equivalents at beginning of year	336,153
Cash and cash equivalents at end of year	$ 279,608
Supplemental cash flows disclosure:	
Cash paid for interest expense	$ 22,454

The accompanying notes are an integral part of these financial statements

HANCOCK SECURITIES GROUP, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - Hancock Securities Group, LLC, a Missouri Limited Liability Company (the Company), was formed as a limited liability company under the laws of the State of Missouri on November 9, 1999 and commenced operations on April 4, 2000. During 2001, the members of the Company exchanged their ownership interest in the Company for equal interests in Manchester Holdings, LLC such that the Company is now a wholly-owned subsidiary of Manchester Holdings, LLC (the Parent). The latest date upon which the Company is to dissolve is December 31, 2029.

NATURE OF OPERATIONS - The Company primarily operates as an introducing broker-dealer clearing all transactions for customers on a fully disclosed basis. These transactions are cleared through a clearing broker, Mesirow Financial, Inc. (Mesirow). The Company does not hold cash or securities for its customers. In accordance with the clearing agreement with Mesirow, the Company is required to maintain a minimum deposit of $75,000 in cash and/or government securities with Mesirow. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC).

The Company generates additional revenue through its Financial Advisory and Merchant Banking lines of business. Financial Advisory revenues are generated by the Company's significant knowledge base relating to the financial services industry and revolve around maximizing shareholder value to their clients. Shareholder value may be enhanced through a number of offerings including, but not limited to: mergers and acquisitions, restructuring or re-capitalization, and private placement.

The Company earns Merchant Banking fees from mergers, acquisitions and related transactions whereby the principals participate in the equity investment. The Company earns their fees associated with these transactions through charges to the equity group based upon industry standard rates for due-diligence, brokerage, and consulting on the proposed transaction.

CASH AND CASH EQUIVALENTS - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains several cash and money market accounts with banks and a securities broker/dealer. The banks provide $250,000 of deposit insurance through the Federal Depositors Insurance Corporation. The securities broker/dealer provides $100,000 of coverage through the Securities Investor Protection Corporation. There were no amounts in excess of insured limits at December 31, 2008. Management does not believe significant credit risk exists at December 31, 2008.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method using estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease.

SECURITIES TRANSACTIONS – Marketable securities are stated at fair market value. Gains and losses, both realized and unrealized, are included in net securities trading losses.

INCOME TAXES – The Company is a limited liability company and the current period net income is recognized on the Parent Company's income tax return. The Parent is also a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Parent. Therefore, no income tax provision is recorded by the Company.

COMMISSIONS – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

HANCOCK SECURITIES GROUP, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ALLOCATION OF PROFITS OR LOSSES – Profits or losses from operations are allocated to the Parent. All profits or losses from a sale or other disposition of the assets of the Company will be allocated to the Parent as of the date of such sale or disposition.

B. SECURITIES OWNED

Securities owned consist of the following at December 31, 2008:

Common stocks	$ 40,673

The unrealized trading account loss included in operating income was $6,548 as of December 31, 2008.

C. SUBORDINATED BORROWINGS

Amounts due under subordination agreements at December 31, 2008 consist of the following:

Subordinated notes	$ 250,000

The subordinated notes earn interest at the rate of prime (3.25 percent at December 31, 2008) plus 3 percent and are due February 11, 2010. The interest rate on the subordinated debt fluctuates as the prime rate changes from time-to-time as published by the Wall Street Journal. The prime rate ranged from 3.25% to 6.50% during 2008. The subordinated borrowings are treated as net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. In accordance with the subordinated borrowing agreements between the Company and the principals, minimum net capital was in excess of 120% of the minimum net capital required by the Securities and Exchange Commission. Interest expense for the subordinated debt amounted to $20,274 for the year ended December 31, 2008. The above borrowings are payable to principals involved in the operations of the Company or other related parties.

HANCOCK SECURITIES GROUP, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

D. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" Rule, because it does not maintain customer accounts or hold customer securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

E. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rules. At December 31, 2008, the Company's net capital was $311,813 or $61,813 in excess of the minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1 at December 31, 2008.

F. LEASES

The Company has a lease for office equipment classified as an operating lease. The lease is for a five year period that expires in August 2009. Lease expense for this lease was $11,850 for the year ended December 31, 2008.

The Company subleases building space and office equipment from its Parent. The leases are classified as operating leases by the Parent Company. The sublease for building space is for $3,400 per month on a month-to-month basis. Rent expense for the building amounted to $36,402 for the year ended December 31, 2008. The sublease for equipment rental is for $2,750 per month on a month-to-month basis. Rent expense for the equipment amounted to $30,900 for the year ended December 31, 2008. Management's intent regarding the equipment lease is that it is ongoing in nature. See G. Related Party Transactions footnote for further information on building and equipment rent.

F. LEASES (Continued)

Future minimum lease payments under non-cancelable operating leases with original terms greater than one year at December 31, 2008 are as follows:

December 31,	
2009	$ 82,716
2010	79,001
2011	73,800
2012	73,800
2013	53,400
	$ 362,717

G. RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the Parent whereby a management fee is paid on a monthly basis in lieu of salaries to officers, building rent, and equipment rent. Management fees were $211,302 for the year ended December 31, 2008. Management fees include $144,000 for management of the firm and $67,302 for building and equipment rent.

The Company maintains a business relationship with Hancock Investment Advisory, LLC who is owned by their common Parent, Manchester Holdings, LLC. The Company acts as the introducing broker for the customers of its sister company. All fees are negotiated on an arms length basis. There were no inter-company transactions in 2008 associated with this business relationship.

The Company pays for health insurance, dental insurance and voluntary life insurance for the employees of companies who share similar owners and management. The Company pays for the salaries and employee benefits of Hancock Investment Advisory, LLC who is owned by their common Parent. The receivable from these companies related to these expenses was $29,992 at December 31, 2008. These amounts are settled on a monthly basis.

Effective January 1, 2009, the Company's Parent, Manchester Holdings, LLC entered into an agreement whereby they became the majority owner of Hancock Institutional Advisors, LLC. The Parent's intention is that Hancock Institutional Advisors, LLC will serve the institutional clients currently being serviced by Hancock Investment Advisory, LLC. The Company will maintain a business relationship with this new entity on the same terms that they are currently receiving from

G. RELATED PARTY TRANSACTIONS (Continued)

Hancock Investment Advisory, LLC. This relationship is not expected to have a significant financial impact on the Company.

H. 401K PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan for the benefit of its employees. Employees may begin elective deferrals after one month of service and are eligible for matching contributions after 1,000 hours of service. Employees become 20% vested in the employer contributions to the plan after each year of service beginning in the second year. The employees become fully vested after six years of service. The Company's matching contribution is 25% of the first 6% of the employee's deferral amount. The Company's profit sharing contribution to the plan, as determined by the partners of the Parent, is discretionary but cannot exceed certain maximum defined limitations. Pension expense for the year ended December 31, 2008 was $13,776.

I. COMPENSATED ABSENCES

The Company has not accrued compensated absences because such amounts cannot be reasonably determined. The Company has no written plan for compensated absences.

J. COMMITMENTS AND CONTINGENCIES

In 2008, the Company became a party to a lawsuit involving one of its brokers. The broker was accused of failing to deposit all of the funds received from a client into the client's brokerage account with the Company. The Company recorded a liability of $42,500 as of December 31, 2008 related to this lawsuit.

In January of 2009, the Company settled this suit for $52,500 in exchange for a waiver of any future liabilities from the client initiating the lawsuit.

SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5
OF THE SECURITIES AND
EXCHANGE COMMISSION

ACCOUNTANTS' REPORT ON INFORMATION ACCOMPANYING THE BASIC FINANCIAL STATEMENTS

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information shown on pages 13 through 15 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William E. Kruse LLC
Certified Public Accountants

St. Louis, Missouri
February 5, 2009

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

COMPUTATION OF NET CAPITAL AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

For the Year Ended December 31, 2008

Member's equity	$	123,803
Add: Subordinated borrowings allowable in computation of net capital		250,000
Total capital and allowable subordinated borrowings		373,803
Less: Nonallowable assets:		
Prepaid expenses and other assets		48,901
Property and equipment, net		2,989
		51,890
Net capital before haircuts on securities positions		321,913
Haircuts on securities pursuant to Rule 15c3-1		13,100
Net capital		308,813
Less: Net capital requirement		250,000
Net capital in excess of requirement	$	58,813
Aggregate indebtedness:		
Payable to broker-dealers and clearing organizations	$	49,234
Accounts payable and accrued expenses		62,781
Aggregate indebtedness	$	112,015
Ratio of aggregate indebtedness to net capital		.36 to 1

No material differences exist between the computation above and the one filed by Hancock Securities Group, LLC on FOCUS Report Part II as of December 31, 2008.

William E. Kruse LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Member
Hancock Securities Group, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of Hancock Securities Group, LLC (the Company) for the year ended December 31, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry cash or securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13 and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United State of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William E Kruse LLC

William E. Kruse LLC
Certified Public Accountants

St. Louis, Missouri
February 5, 2009